RED WHITE & BLOOM BRANDS SIGNS BINDING LETTER OF INTENT TO ACQUIRE 100% OF PLATINUM VAPE

-Platinum is a premium cannabis brand with a current annualized revenue run rate in excess of US $70,000,000 with EBITDA between 25%-30% without forward synergies of an additional estimated 7%-10%

-Platinum Vape products, including vapes, packaged flower, edibles and pre-rolls are sold at over 700 retailers in Michigan, California and Oklahoma

Toronto, Ontario, July 22, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce that it has signed a binding letter of intent (the “LOI”) to acquire a group of California-based companies operating under the name Platinum Vape (“Platinum Vape” or “Platinum”) with an expected closing in the current quarter.

The acquisition of Platinum Vape is the first acquisition by RWB since going public and also marks RWB’s entry into California, furthering the Company’s strategic plan of expansion. Platinum Vape are purveyors of a full product line of premium cannabis products sold at over 700 retailers throughout Michigan, California and Oklahoma boasting an 84% rating  (4.2/5) on WeedMaps.com .

Platinum was started 9 years ago by father and son duo, George and Cody Sadler. Fresh out of college, Cody convinced his Father to embark on what has become a storied journey ever since. Based on the principles of quality, hard work and customer service, they grew the business with no outside investors into one of the most successful and storied brands in the space today. With the success came numerous media stories and appearances with some of the most notable pieces being:

-Blazing Sadlers: The Incredible True Story Of A Cannabis Family (GreenentrEpreneur.com)

-George Sadler Cofounder Of Platinum Vape Gets Gnarly With 5 Questions (Forbes.com)

-This ‘Band of Brothers’ Works Together to Channel Cannabis Profits to Wounded Veterans (LeafReport.com)

-Family-run Platinum Strikes Gold in the Cannabis Market with Financial Discipline (NewCannabisVentures.com)

Brad Rogers, Chairman & CEO of RWB, commented: “George and Cody, the founders and operators of Platinum Vape, are visionaries in the cannabis market and have done an incredible job in building the pre-eminent vape company in the United States through commitment to quality, education, and the communities they serve. One of the things that struck me is the balance they have achieved in running a profitable successful business, which will add tremendously to RWB's top and bottom lines, while maintaining their commitment to supporting social issues, both financially and through awareness with the REACT program they established. As part of the RWB family, I look forward to supporting the growth of Platinum and the tradition of excellence established by Platinum and the incredible people that have made them a success.”

George and Cody Sadler, Founders of Platinum Vape, commented: “We at Platinum Vape are excited to have done such an amazing deal to integrate PV into the RWB family.  Cody and I have been building the business for nine years so far and feel that RWB is the best place to continue not only the growth of PV for us, but for our family as well. We couldn’t be happier with our decision.”

The Platinum Vape Family

Platinum Vape's Product Line

PV
PLATINUM
Stash
indica
flower
CA
PV
PLATINUM
Premium Cannabis Products
CANNABIS-INFUSED
Raspberry Lemon
Crunch Chocolate Bar
CA
CA
PV
WATERMELON
HYBRID
CANNABIS INFUSED
GUMMY COINS
PV
PLATINUM
VAPE
HYBRID
CA
SATIVA
PV
PLATINUM
VAPE
DISPOSABLE
CA

Red White & Bloom, *America's Cannabis*

Vape Cartridges

Platinum Vape offers a wide range of disposable and reusable vape cartridges as well as pods in a variety of strain-specific flavors and effects.

Chocolates

Platinum Vape’s cannabis-infused chocolates are carefully crafted, palate driven creations that check all the right boxes. By combining the skills of a sophisticated chocolatier with seasoned cannabis experts, they were able to create a multi-faceted high that satisfies both your experience and your taste buds.

Gummies

Platinum Vape’s Gummy Coins are not your average infused treat. Meticulously crafted on candy traditions of its German origins, each uniquely flavored gummy provides a delightfully chewy experience.

Their reusable tins are filled with 20 Gummy Coins that contain 5mg THC, thus promoting convenience and portability.

Packaged Flower and Pre-rolls

Platinum Vape’s indoor grown cannabis flower is cultivated to an unprecedented level of perfection. Their farming partners are masters at their craft to ensure cannabis flower that is unprocessed, pesticide-free, and lab tested. The traditions of growing, cutting, drying and curing are never rushed resulting in optimal consistency and high-potency cannabis. Available in both jars and pre-rolls, we categorize our strains under three effects: Indica, Sativa and Hybrid.

In the Community

Platinum uses its products to support a variety of social causes. Its REACT vape line uses the same cartridges and oils as its Platinum Vape products, but a portion of the proceeds goes to different charities. Thus far, the company has worked with organizations that support animal rescue, breast cancer awareness, suicide prevention, veterans, children’s hospitals, world hunger and LGBTQ pride.

Terms of the Transaction

Under the terms of the LOI, RWB and the securityholders of Platinum Vape will enter into a definitive agreement (the “Definitive Agreement”) pursuant to which RWB will acquire all of the ownership interests in Platinum Vape and Platinum Vape will become a wholly owned subsidiary of RWB in exchange for a total cash payment of US$35 million, consisting of US$7  million in cash payable at closing, a further US$13 million in cash payable within 120 days of closing and a US$15 million convertible note, only convertible after 12 months, payable on the third anniversary of closing. Additionally, the selling securityholders of Platinum Vape will be entitled to receive up to a further US$25 million on the first anniversary of closing, contingent on Platinum Vape achieving certain financial milestones.

Entering into the Definitive Agreement and closing of the transaction are conditional on satisfactory due diligence as well as other conditions customary in transactions of this nature, including receipt of regulatory approvals. The Company expects to sign the Definitive Agreement in August and close the transaction in September of 2020.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, California, and Florida with respect to cannabis, and the US and internationally for hemp-based CBD products.

About Platinum Vape

Platinum Vape is a conglomeration of cannabis companies with a passion to perfect an oil that is powerful, consistent, and desirable. It all begins with selecting the finest plants for extraction. Platinum Vape’s farming partners are masters at their craft, ensuring a pesticide-free, high-potency cannabis flower. With its core values of honesty and transparency, Platinum Vape takes pride in bringing their superior range of products to its family of consumers in Michigan, Oklahoma and California.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.